EXHIBIT 99.1

Brookfield Announces Strategic Partnership with American Equity Life

Establishes Brookfield as Cornerstone Investor and Reinsurance Counterparty of Leading Retirement Planning Annuity Provider

BROOKFIELD, NEWS, Oct. 18, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A) today announced a strategic partnership with American Equity Investment Life Holding Company (“AEL”) (NYSE: AEL), a leading retirement planning annuity provider. The partnership establishes Brookfield as a 19.9% cornerstone investor and reinsurance counterparty of AEL, supporting continued growth opportunities for the business.

AEL specializes in the sale, through independent agents, banks, and broker dealers, of fixed index annuities. These investment products support individuals in preserving their retirement dollars and provide a secure, predictable income.

The partnership reflects a meaningful investment for Brookfield in one of the leading originators for fixed index annuities and has the following strategic components:

  Brookfield will acquire a 19.9% ownership interest in the common shares of AEL in two stages: an initial purchase of a 9.9% interest at $37.00 per share promptly following required regulatory approval, and a second purchase of an incremental 10.0% interest, at the greater value of $37.00 per share or adjusted book value per share. The second equity investment is subject to finalization of certain reinsurance agreement terms, receipt of applicable regulatory approvals and other closing conditions and is expected to close in the first half of 2021. Brookfield will receive one seat on American Equity’s Board of Directors following the initial equity investment.
  A reinsurance transaction through which Brookfield’s reinsurance and annuity subsidiary, Brookfield Asset Management Partners, will reinsure up to $10 billion in annuity liabilities, including an initial $5 billion of existing liabilities and up to an incremental $5 billion of future business when written.
  AEL will receive unique access to Brookfield’s attractive alternative asset strategies, which positions AEL to generate sustained returns in a low interest rate environment.

Sachin Shah, Brookfield’s Chief Investment Officer, said: “We are pleased to be investing in American Equity and to partner with the business in reinsurance as it grows its leading position as a retirement planning annuity provider. This transaction represents a meaningful investment for us in the attractive U.S. insurance market and we believe our alternative asset strategies can deliver long-term value to the company. We look forward to supporting American Equity in advancing its AEL 2.0 strategy which is well-positioned to create value for all stakeholders.”

Anant Bhalla, President and Chief Executive Officer of American Equity, said: “This compelling strategic transaction, which we have been discussing with Brookfield since March, demonstrates the substantial shareholder value we are creating through execution of our AEL 2.0 strategy. By partnering with a world-class asset management and investment firm like Brookfield, we are accelerating the implementation of our strategy to be the leading, customer-focused annuity provider with best-in-class capabilities across the entire insurance value chain, from distribution to asset management. This partnership accelerates the transformation of our business toward a ROA model from our historical focus on ROE, unlocks significant new investment opportunities, and enables us to deliver significant value to our shareholders and policyholders.”

Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with approximately US$550 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

American Equity
American Equity Investment Life Holding Company, through its wholly-owned subsidiaries, is a leading issuer of fixed index annuities through independent agents, banks and broker-dealers. American Equity Investment Life Holding Company, a New York Stock Exchange listed company (NYSE: AEL), is headquartered in West Des Moines, Iowa. For more information, please visit www.american-equity.com.

For more information, please contact:

Media Claire Holland Tel: +1 416 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: +1 416 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. In some cases, you can identify forward-looking statements and information by words such as “intends,” “expects,” “believes,” “approximately,” “estimate,” “may,” “predict,” “plan,” “should,” “will,” and “would” or the negative version of these words or other comparable or similar words that are predictive in nature or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Although Brookfield believes that forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions; a delay in the closing of the investment; the general political, economic and market conditions; and other risks and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make investment decisions with respect to Brookfield or otherwise, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release and its contents do not constitute and should not be construed as a recommendation to buy; an offer to buy or solicitation of an offer to buy; an offer to sell; advice in relation to, any securities of Brookfield or AEL.